UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Opendoor Technologies Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

683712 103

(CUSIP Number)

Alejandro Moreno

c/o Access Industries, Inc.

40 West 57th St., 28th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Matthew E. Kaplan

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. 683712 103

1	NAME OF REPORTING PERSON. Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 34,639,442 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 34,639,442 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,639,442 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 6.36%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement assume an aggregate of 544,422,565 shares of Common Stock issued and outstanding immediately following the consummation of the Business Combination on December 18, 2020, as set forth in the Issuer’s current report on Form 8-K, filed on December 18, 2020.

CUSIP No. 683712 103

1	NAME OF REPORTING PERSON. AI LiquidRE LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,639,442 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 34,639,442 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,639,442 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 6.36%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement assume an aggregate of 544,422,565 shares of Common Stock issued and outstanding immediately following the consummation of the Business Combination on December 18, 2020, as set forth in the Issuer’s current report on Form 8-K, filed on December 18, 2020.

CUSIP No. 683712 103

1	NAME OF REPORTING PERSON. Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 34,639,442 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 34,639,442 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,639,442 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 6.36%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement assume an aggregate of 544,422,565 shares of Common Stock issued and outstanding immediately following the consummation of the Business Combination on December 18, 2020, as set forth in the Issuer’s current report on Form 8-K, filed on December 18, 2020.

CONTINUATION PAGES TO SCHEDULE 13D

This Schedule 13D is being filed by Access Industries Management, LLC (“AIM”), AI LiquidRE LLC (“AIL”) and Len Blavatnik (collectively, the “Reporting Persons”, and each, a “Reporting Person”) to report the acquisition of common stock, $0.0001 par value per share (the “Common Stock”), of Opendoor Technologies Inc. (the “Issuer”).

Item 1 Security and Issuer

This Schedule 13D relates to the Common Stock of the Issuer. The address of the Issuer’s principal executive office is: 1 Post Street, Floor 11, San Francisco, CA 94104.

Item 2 Identity and Background

Name	Address of Business/Principal Office	Principal Business/Occupation	Jurisdiction of Organization/Citizenship

Access Industries Management, LLC	c/o Access Industries, Inc. 40 West 57th St., 28th Floor New York, NY 10019	Manager of holdings of strategic investments in a variety of industries worldwide	Delaware

AI LiquidRE LLC	c/o Access Industries, Inc. 40 West 57th St., 28th Floor New York, NY 10019	Holding company for a strategic investment	Delaware

Len Blavatnik	c/o Access Industries, Inc. 40 West 57th St., 28th Floor New York, NY 10019	Chairman of Access Industries, Inc., the principal business of which is holding strategic investments in a variety of industries worldwide	United States of America

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is filed as Exhibit 99.3 hereto.

None of the Reporting Persons has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Considerations

On September 15, 2020, Social Capital Hedosophia Holdings Corp. II (“SCH”), a special purpose acquisition company and the predecessor to the Issuer, Hestia Merger Sub Inc. (the “Merger Sub”), a direct wholly owned subsidiary of SCH, and Opendoor Labs Inc. (“Opendoor”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which SCH was renamed Opendoor Technologies Inc. and the Merger Sub merged with and into Opendoor with Opendoor surviving and continuing as a wholly owned subsidiary of the Issuer, effective December 18, 2020 (the “Merger”). In connection with and as a condition to the closing of the Merger, the Issuer changed its jurisdiction of incorporation from the Cayman Islands to the State of Delaware (the “Domestication” and, together with the Merger, the “Business Combination”).

Between 2014 and 2019, AIL acquired 4,458,712 shares of Opendoor Series C Preferred Stock at a price of $8.9712 per share, 760,012 shares of Opendoor Series D Preferred Stock at a price of $13.1577 per share, 1,294,170 shares of Opendoor Series D-1 Preferred Stock at a price of $11.8419 per share, 5,220,296 shares of Opendoor Series E Preferred

Stock at a price of $9.58 per share and 1,623,213 shares of Opendoor Series E-2 Preferred Stock at a price of $13.33 per share. AIL funded these purchases using capital contributed from affiliated entities, which funded that capital using cash on hand. In April 2017, all shares of the Opendoor Series C Preferred Stock, Series D Preferred Stock and Series D-1 Preferred Stock were subject to a 2-for-1 stock split. In accordance with the applicable terms of the Merger Agreement, immediately prior to the effective time of the Business Combination, each share of Opendoor Series C Preferred Stock, Series D Preferred Stock, Series D-1 Preferred Stock, Series E Preferred Stock and Series E-2 Preferred Stock converted into shares of common stock of Opendoor, par value $0.00001 per share, on a 1:1 basis. On December 18, 2020, upon the closing of the Business Combination, all outstanding shares of common stock of Opendoor were cancelled in exchange for the right to receive shares of Common Stock of the Issuer at a deemed value of $10.00 per share on approximately a 1.617543:1 basis.

On December 18, 2020, AIL purchased 2,500,000 shares of Class A common stock of the Issuer at a price of $10.00 per share from the Issuer in a private placement (the “Private Placement”) pursuant to the subscription agreement between the Issuer and AIL dated September 15, 2020 (the “Subscription Agreement”). AIL funded this purchase using capital contributed from affiliated entities, which funded that capital using cash on hand. In accordance with the applicable terms of the Merger Agreement, each share of Class A common stock converted into shares of Common Stock on a 1:1 basis on December 18, 2020 in connection with the Domestication.

The foregoing descriptions of the Merger Agreement and the Subscription Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement and the Subscription Agreement, respectively. The Merger Agreement was filed by the Issuer as Exhibit 2.1 to the Issuer’s Form 8-K/A, as filed with the Securities and Exchange Commission on September 17, 2020. The Subscription Agreement is filed as an exhibit and incorporated herein by reference.

Item 4 Purpose of Transaction

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the Common Stock pursuant to the Merger Agreement and the Subscription Agreement. The information set forth in Item 3 of this Schedule 13D is incorporated by reference herein.

The Reporting Persons who hold Common Stock directly acquired those shares as an investment in the regular course of their businesses. The Reporting Persons may engage in discussions with management, the Issuer’s board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Pueo Keffer, Managing Director of Access Technology Ventures, the venture capital and growth technology investment arm of Access Industries, Inc., currently serves on the Issuer’s board of directors. The Reporting Persons intend to re-examine their investment from time to time and, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Persons deem material, the Reporting Persons may from time to time acquire additional Common Stock in the open market, block trades, negotiated transactions, or otherwise. The Reporting Persons may also dispose of all or a portion of the Issuer’s securities, in open market or privately negotiated transactions, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s Common Stock, in each case, subject to limitations under applicable law and the Registration Rights Agreement (as defined below).

The Reporting Persons have not yet determined which, if any, of the above courses of action they may ultimately take. The Reporting Persons’ future actions with regard to the Issuer are dependent on their evaluation of the factors listed above, circumstances affecting the Issuer in the future, including prospects of the Issuer, general market and economic conditions and other factors deemed relevant. The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above or otherwise.

Except as set forth above, the Reporting Persons have no plans or proposals with respect to the Issuer.

Item 5 Interest in Securities of the Issuer

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Common Stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

34,639,442 shares of Common Stock are owned directly by AIL and may be deemed to be beneficially owned by AIM and Len Blavatnik because (i) AIM is the controlling entity of AIL and (ii) Len Blavatnik controls AIM and holds a majority of the outstanding voting interests in AIL. Each of the Reporting Persons (other than AIL), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

(c) The following transactions in the Issuer’s securities have been effected by Reporting Persons within the 60 days prior to this filing:

On December 18, 2020, AIL purchased 2,500,000 shares of Class A common stock of the Issuer at a price of $10.00 per share from the Issuer in the Private Placement. Each share of Class A common stock converted into shares of Common Stock on a 1:1 basis on December 18, 2020 in connection with the Domestication.

(d) Not applicable.

(e) Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 3 of this Schedule 13D is incorporated by reference herein.

Registration Rights Agreement

In connection with the Business Combination, the Issuer entered into an Amended and Restated Registration Rights Agreement, dated December 18, 2020 (the “Registration Rights Agreement”), with former stockholders of Opendoor, including AIL, certain of the Issuer’s directors and certain entities affiliated with the Issuer’s directors. The Registration Rights Agreement grants to AIL, and its respective permitted transferees, customary shelf registration rights and piggyback registration rights, in each case subject to customary terms and conditions.

Pursuant to the terms of the Registration Rights Agreement, AIL agreed, subject to certain exceptions, that it will not sell or assign, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of, enter into any swap or another arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of or publically announce any intention to effect any transaction previously specified in respect of shares of Common Stock acquired in the Business Combination (but not including shares of Common Stock acquired in the Private Placement) (the “Lock-up Shares”) until the earlier of (i) 180 days after the closing date of the Merger or (ii) for 50% of the Lock-up Shares, the date on which the last reported sale price of the Common Stock equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-day period commencing at least 90 days after the closing date of the Merger.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as an exhibit and incorporated herein by reference.

Item 7 Materials to Be Filed as Exhibits

Exhibit	Description
99.1	Form of Subscription Agreement, by and between Social Capital Hedosophia Holdings Corp. II and AI LiquidRE LLC (incorporated herein by reference to Annex D to the proxy statement/prospectus on Form S-4 (file number 333-249302) filed with the Securities and Exchange Commission on October 5, 2020 by Social Capital Hedosophia Holdings Corp. II).

99.2	Amended and Restated Registration Rights Agreement, dated December 18, 2020, by and among Opendoor Technologies Inc., SCH Sponsor II LLC, certain former stockholders of Opendoor Labs Inc., certain directors of Opendoor Technologies Inc. and certain entities affiliated with the directors of Opendoor Technologies Inc. (incorporated herein by reference to Exhibit 10.14 to the Form 8-K filed with the Securities and Exchange Commission on December 18, 2020 by Opendoor Technologies Inc.).

99.3	Joint Filing Agreement, dated as of December 28, 2020.

99.4	Limited Power of Attorney.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 28, 2020

ACCESS INDUSTRIES MANAGEMENT, LLC	/s/ Alejandro Moreno
Alejandro Moreno

AI LIQUIDRE LLC	/s/ Alejandro Moreno
Alejandro Moreno

*
Len Blavatnik

*	The undersigned, by signing his name hereto, executes this Schedule 13D pursuant to the Limited Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By:	/s/ Alejandro Moreno
Name: Alejandro Moreno
Attorney-in-Fact